As filed with the Securities and Exchange Commission on March 21, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IDM Pharma, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	33-0245076 (I.R.S. Employer Identification No.)
9 Parker, Suite 100
Irvine, CA 92618
(949) 470-4751
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Jean-Loup Romet-Lemonne
Chief Executive Officer
IDM Pharma, Inc.
9 Parker, Suite 100
Irvine, CA 92618
(949) 470-4751
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
L. Kay Chandler, Esq.
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, California 92121-9109
Tel: (858) 550-6000
Fax: (858) 550-6420

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	registered (1)	share (2)	price	registration fee
Common Stock, $0.01 par value per share	4,566,995	$2.98	$13,609,645	$418
Common Stock, $0.01 par value per share issuable upon exercise of warrants	782,568	$2.98	$2,332,053	$72
Total	5,349,563	$2.98	$15,941,698	$490

(1)	Pursuant to Rule 416 under the Securities Act this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low sales prices of the registrant’s common stock as reported on The NASDAQ Global Market on March 19, 2007.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the registrant is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 21, 2007
PROSPECTUS
5,349,563 Shares
IDM Pharma, Inc.
Common Stock

     This prospectus relates to the resale from time to time of up to 5,349,563 shares of our common stock by the selling stockholders named in this prospectus and the selling stockholder’s donees, pledgees or successors, which includes 4,566,995 shares of our common stock and 782,568 shares of our common stock issuable upon the exercise of warrants. The shares of common stock offered under this prospectus were issued to the selling stockholders in a private placement that closed on February 20, 2007 and is more fully described on pages 16-19 of this prospectus under the heading “Selling Stockholders.” We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.
     The selling stockholders may sell the common stock being offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The selling stockholders may sell the shares in negotiated transactions or otherwise, at the prevailing market price for the shares or at negotiated prices. We will not be paying any underwriting discounts or commissions in this offering.
     Our common stock is listed on The NASDAQ Global Market under the symbol IDMI. The closing sale price of our common stock, as reported on The NASDAQ Global Market on March 20, 2007, was $3.00 per share.

     Investing in our common stock involves a high degree of risk. You are urged to read the section entitled “Risk Factors” beginning on page 5 of this prospectus, which describes specific risks and other information that should be considered before you make an investment decision.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2007.

COMPANY OVERVIEW
     To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors” and our consolidated financial statements and notes to those statements incorporated by reference in this prospectus.
     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus. Reference to “we,” “us,” “our,” “our company” and “IDM Pharma” refers to IDM Pharma, Inc. and its subsidiaries, unless the context requires otherwise.
     We are a biopharmaceutical company focused on developing innovative products to treat and control cancer while maintaining the patient’s quality of life. We are currently developing two lines of products designed to stimulate the patient’s immune response:
•	to destroy cancer cells remaining after conventional therapies, and

•	to prevent tumor recurrence.
     Our lead product candidate, Junovan (mifamurtide for injection), known as Mepact in Europe, is part of this new family of immunotherapeutic agents that activate the body’s natural defenses. Junovan activates macrophages in vivo (meaning inside the body), in order to enhance their ability to destroy cancer cells. We are developing Junovan for the treatment of osteosarcoma, the most common type of bone cancer. This rare, aggressive bone tumor principally affects adolescents and young adults. Junovan has received orphan drug designation in the United States and the European Union for this indication, permitting it to benefit from a set of laws encouraging the development of treatments for rare diseases. In October 2006, we submitted a New Drug Application, or an NDA, in electronic Common Technical Document (eCTD) format to the U.S. Food and Drug Administration, referred to as the FDA, for JunovanTM, requesting approval for its use in the treatment of newly diagnosed resectable high-grade osteosarcoma patients in combination with multiple agent chemotherapy.
     The FDA has accepted the NDA file for substantive review, on a standard review basis, contingent upon our commitment to provide pharmacokinetic data for the to-be-marketed Junovan product. The pharmacokinetic data in the submission were collected following administration of the product previously manufactured by Ciba-Geigy. The additional data that we have committed to obtain will provide information on the pharmacokinetic behavior of the IDM-manufactured product when administered in the clinical setting. Following the submission of the NDA, we submitted a Marketing Authorization Application, or MAA, for Mepact to the European Medicines Agency, or EMEA. The EMEA has determined the application valid and the review procedure was started in late November 2006.
     The Junovan marketing applications include efficacy and safety data from 678 patients with non-metastatic resectable osteosarcoma, 332 of whom received Junovan, and from 115 patients with metastatic or unresectable osteosarcoma, 39 of whom received Junovan in the controlled Phase III clinical trial conducted by the Pediatric Oncology Group (POG) and the Children’s Oncology Group (COG), sponsored by the Division of Cancer Treatment and Diagnosis of the National Cancer Institute (NCI). Statistical analyses indicate that the use of Junovan prolongs disease-free and overall survival of osteosarcoma patients. The biological effects and safety of Junovan are further supported by data from 17 Phase I and II clinical studies performed by Ciba-Geigy in which an additional 248 patients received at least one dose of Junovan.
     We expect that the drug regulatory agencies in the United States and Europe would make a decision regarding marketing approval for Junovan by the end of 2007. However, the timing of these events is subject to risks and uncertainties regarding development, regulatory matters, manufacturing and commercialization, including the timing of the drug regulatory agencies’ review of the regulatory filing, our ability to respond to questions raised by the drug regulatory agencies in a manner satisfactory to the drug regulatory agencies, the time needed to respond to any issues raised by the drug regulatory agencies with regard to regulatory submissions for Junovan, the possibility that the drug regulatory agencies may not consider preclinical and early clinical development work and existing efficacy data as adequate for their assessment of Junovan, which may cause delays in review, may result in the regulatory authorities requiring us to conduct additional clinical trials, or may result in a determination by the regulatory authorities that the data does not support marketing approval, the risk that we may not receive necessary approvals from the FDA, the EMEA or similar drug regulatory agencies for the marketing and commercialization of Junovan when expected or at all, and risks that we may not be able to manufacture Junovan even if it is approved by regulatory authorities.

     We have exclusive worldwide sales and marketing rights for Junovan, except in the UK, Ireland, Israel and South East Europe where we licensed distribution rights to third parties.
The other type of product development candidate designed to destroy residual cancer cells involves MAK cells, or Monocyte-derived Activated Killer cells. We produce MAK cells from a patient’s own white blood cells by activating these cells ex vivo (meaning outside the body) to allow them to recognize and destroy tumor cells. Our MAK cell products are designed to be reinjected into the patient to act locally and kill cancer cells. Our pilot Phase I/II clinical trial of our MAK cell product, Bexidem, demonstrated potential clinical efficacy and that the product was well-tolerated. We completed the Phase II stage of a Phase II/III clinical trial of Bexidem for the treatment of superficial bladder cancer in Europe following treatment of all patients in the trial.
     Our second line of product candidates designed to prevent tumor recurrence includes both synthetic and cell-based therapeutic cancer vaccines.
     Synthetic vaccines are mixtures, or “cocktails,” of synthetic peptides derived from well-characterized tumor antigens. They are formulated with an immune system stimulant and are directly injected into the patient to specifically activate the immune system to recognize and kill tumor cells that display these antigens on their surface. We have one synthetic vaccine product candidate, EP-2101, which is in Phase II development for the treatment of non-small cell lung cancer.
Our cell-based vaccines include Dendritophages that are dendritic cells, a type of specialized immune cells derived from a patient’s own white blood cells. Dendritophages are exposed to tumor cell antigens in our production facility and then reinjected into the patient in order to stimulate the immune system to recognize and kill tumor cells that display these antigens on their surface. We are jointly developing one of our product candidates based on Dendritophages, Uvidem, with sanofi-aventis S.A, or sanofi-aventis. We recently announced the completion of patient enrollment in two Phase II clinical trials of Uvidem for the treatment of melanoma. Sanofi-aventis has worldwide marketing rights to Uvidem in melanoma. We also have a second product candidate based on Dendritophages.
     We are focusing our research and development activities primarily on Junovan and our collaboration with sanofi-aventis for Uvidem and, in order to contain our expenses, have put on hold further development of Bexidem and other product candidates until collaborative partners can be found or other funding becomes available.
     IDM Pharma, Inc. is a Delaware corporation. Our corporate headquarters are located at 9 Parker, Suite 100, Irvine, California and our telephone number at that address is (949) 470-4751. We also have research or manufacturing facilities located in Irvine, California and Paris, France. For more information, please visit our website at www.idm-pharma.com. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

RISK FACTORS
     Except for the historical information contained in this prospectus or incorporated by reference, this prospectus and the information incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated herein by reference.
     Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.
Risks Related to our Business
Our lead product candidate, Junovan, may never obtain regulatory approval.
In October 2006, we submitted an NDA to the FDA for Junovan, requesting approval for its use in the treatment of newly diagnosed resectable high grade osteosarcoma patients following surgical resection in combination with multiple agent chemotherapy. The FDA has accepted the NDA file for substantive review, on a standard review basis, contingent upon our commitment to provide pharmacokinetic data for the to-be-marketed Junovan product. Following the submission of the NDA, we submitted an MAA for Mepact to the EMEA. The EMEA has determined the application valid and the review procedure was started in late November 2006. The Junovan marketing applications include efficacy and safety data from a Phase III clinical trial conducted by the Pediatric Oncology Group (POG) and the Children’s Oncology Group (COG), sponsored by the Division of Cancer Treatment and Diagnosis of the National Cancer Institute (NCI), prior to our purchase of Junovan from Jenner Biotherapies, Inc. in 2003. Regulatory authorities in the United States and the European Union may not consider preclinical and early clinical development work conducted by Ciba-Geigy and efficacy and safety data from the Phase III clinical trial to be adequate for their assessment of Junovan, which may cause delays in review, may result in the regulatory authorities requiring us to conduct additional pre-clinical or clinical trials, or may result in a determination by the regulatory authorities that the data does not support marketing approval. Other risks relating to the timing of regulatory approval of Junovan include our ability and time needed to respond to questions raised during review with regard to regulatory submissions for Junovan. We may not receive necessary approvals from the FDA, the EMEA or similar drug regulatory agencies for the marketing and commercialization of Junovan when expected or at all. We do not expect any regulatory approval of Junovan to occur before late 2007.
Manufacturing of Junovan and Junovan components for IDM by third-party suppliers is based on the specifications and processes established during the Phase III trial. We have produced Junovan materials that meet the same specifications as the product used in pivotal clinical trials. We submitted data showing comparability of the new (IDM) and the old (Ciba-Geigy) materials in the NDA and MAA so that the data generated during preclinical and clinical development can be used to support regulatory marketing approval. If the FDA or EMEA does not agree with our assessment of the comparability results, the approval in the intended geographies would be delayed.
The development of Junovan suitable for commercial distribution, the review of our marketing approval applications by the FDA and the EMEA and stringent manufacturing requirements have required and will continue to require significant investments of time and money, as well as the focus and attention of key personnel. If we fail to receive or are delayed in receiving regulatory approval for Junovan, our financial condition and results of operations will be significantly and adversely affected.
Even if we receive regulatory approval for Junovan, we may not be able to commercialize it immediately or market it successfully.
We expect to depend in the medium term on the commercialization of Junovan for the majority of our revenues, assuming that Junovan receives regulatory approval. Junovan is the only product candidate for which we have submitted a marketing authorization application. Any revenues generated will be limited by our ability to, in time, develop our own commercial organization or find a partner for the commercialization of the product. In addition, the number of patients with osteosarcoma, the ability to obtain appropriate pricing and reimbursement for Junovan, and the rate of adoption of the products are risks associated with the commercialization of Junovan. We may also face competition from new treatment or new investigational approaches with existing therapies.

We currently do not have operational sales and marketing infrastructure for Junovan and may not have secured this capability immediately following receipt of any regulatory approval for Junovan. In order to commercialize Junovan, we need to find a partner who has EU and US operational commercial abilities or otherwise arrange for the commercialization ourselves. If we are unable to commercialize Junovan promptly after receipt of any regulatory approval for Junovan, any delay would materially adversely affect our business and financial position due to reduced or delayed revenues from Junovan sales.
Junovan has received orphan drug designation in the United States and in Europe, which would provide us with a seven-year period of exclusive marketing in the United States commencing on the date of FDA approval and a 10-year period of exclusive marketing in Europe commencing on the date of EMEA approval. This would apply only to osteosarcoma, the indication for which Junovan has been designated as an orphan product. However, we may lose this marketing exclusivity should a new treatment be developed which is proven to be more effective than Junovan. In addition, although our patents protect the liposomal formulation of Junovan until 2007 in the United States, with a possible extension until 2012 in the United States, the European patents for the liposomal formulation of Junovan expired in 2005 and certain other patents covering the active ingredient in Junovan expired at the end of 2003. As a result, if a competitor develops a new formulation for Junovan, we may face generic competition following the expiration of market exclusivity under the orphan drug designation, which we expect to occur in 2014 with respect to the United States and 2017 with respect to Europe. If we are not able to commercialize Junovan successfully, we may not bring to market our other product candidates for several years, if ever, and our prospects will be harmed as a result.
Our substantial additional capital requirements and potentially limited access to financing may harm our ability to develop products and fund our operations, and if we do not obtain additional funding we may be required to sell our assets or our company, or dissolve and liquidate all of our assets.
We will continue to spend substantial amounts on research and development, including amounts spent for manufacturing clinical supplies, conducting clinical trials for our product candidates, advancing development of certain sponsored and partnered programs and the commercialization of Junovan once it has received regulatory approval. While we have taken appropriate steps designed to contain such expenses, we cannot be certain that we will reduce our expenses sufficiently in light of our available funds, and we will nonetheless need to raise additional funding. We do not have committed external sources of funding and may not be able to obtain any additional funding, especially if volatile market conditions persist for biotechnology companies. We believe our existing cash resources, including approximately $12.9 million raised through a private placement of our common stock in February 2007, are sufficient to meet our cash requirements into the second quarter of 2008. Our future operational and capital requirements will depend on many factors, including:
•	whether we are able to secure additional financing on favorable terms, or at all;

•	the costs associated with, and the success of, obtaining marketing approval and, as applicable, pricing approval, for Junovan for the treatment of osteosarcoma in the United States, Europe and other jurisdictions and the timing of any such approval;

•	the success or failure of the product launch and commercialization of Junovan;

•	the costs associated with the launch and the commercialization of Junovan in the United States, Europe and other jurisdictions upon obtaining marketing approval;

•	the costs associated with our clinical trials for our product candidates, including our Dendritophages and lung cancer vaccine candidates;

•	progress with other preclinical testing and clinical trials in the future;

•	our ability to establish and maintain collaboration and license agreements and any government contracts and grants;

•	the actual revenue we receive under our collaboration and license agreements;

•	the actual costs we incur under our collaboration agreements;

•	the time and costs involved in obtaining regulatory approvals for our products;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and any other proprietary rights;

•	competing technological and market developments; and

•	the magnitude of our immunotherapeutic product discovery and development programs.
We will likely seek additional funding, which may be accomplished through equity or debt financings, government research grants and/or collaboration and license agreements, and may also consider various business alternatives, including merger and acquisition transactions. We may not be able to obtain additional financing or accomplish any other business transaction we decide to pursue on terms that are favorable to us or at all. For example, the terms of the February 2007 $12.9 million private placement of our common stock include a right of first refusal in favor of the purchasers in that private placement for certain future equity offerings we may undertake for six months following the effective date of this registration statement, as well as various penalties equal to up to approximately $1.6 million on an annual basis that may become due if, among other things, this registration statement is not declared effective within 90 days after the date of the closing of the private placement or is not available for resale by the purchasers in the private placement under certain conditions set forth in the unit purchase agreement related to the private placement. In addition, we may not be able to enter into additional collaborations to reduce our funding requirements. If we acquire funds by issuing securities, dilution to existing stockholders will result. If we raise funds through additional collaborations and license agreements, we will likely have to relinquish some or all of the rights to our product candidates or technologies that we may have otherwise developed ourselves.
Our failure to obtain additional funding may require us to delay, reduce the scope of or eliminate one or more of our current research and development projects, sell certain of our assets (including one or more of our drug programs or technologies), sell our company, or dissolve and liquidate all of our assets. For example, given constraints on our cash resources, in late 2006 we put on hold further development of Bexidem® and other product candidates as we reallocated existing capital to the development of our lead product candidate, Junovan.
If we fail to adequately address our liquidity concerns, then our independent auditors may issue a qualified opinion, to the effect that there is substantial doubt about our ability to continue as a going concern. A qualified opinion could itself have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, our failure to raise adequate capital would have a material adverse effect on our business, financial condition, results of operations and cash flows, and could cause us to discontinue operations or declare bankruptcy.
The process of developing immunotherapeutic products requires significant research and development, preclinical testing and clinical trials, all of which are extremely expensive and time-consuming and may not result in a commercial product.
Our product candidates other than Junovan are at early stages of development, and we may fail to develop and successfully commercialize safe and effective treatments based on these products or other technology. For each product candidate, we must demonstrate safety and efficacy in humans through extensive clinical testing, which is very expensive, can take many years and has an uncertain outcome. We may experience numerous unforeseen events during or as a result of the testing process that could delay or prevent testing or commercialization of our products, including:
•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing test results, we may abandon projects that we might previously have believed to be promising; • after reviewing test results, our collaborators may abandon projects that we might believe are still promising and we would either have to bear the operating expenses and capital requirements of continued development of our therapeutic cancer vaccines or abandon the projects outright;

•	we, our collaborators or government regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	clinical trials may be delayed as a result of difficulties in identifying and enrolling patients who meet trial eligibility criteria;

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects that preclude regulatory approval or limit their commercial use, if approved.
The data collected from clinical trials may not be sufficient to support regulatory approval of any of our products, and the regulatory agencies may not ultimately approve any of our products for commercial sale, which will adversely affect our business and prospects. If we fail to commence or complete, or experience delays in, any of our planned clinical trials, our operating income, stock price and ability to conduct business as currently planned could be materially and adversely affected.
Our principal source of revenues and cash receipts is a collaboration agreement under which our partner has limited obligations.
The principal source of revenues and cash receipts for us is the July 2001 collaboration agreement between our subsidiary, IDM S.A., and sanofi-aventis. For the years ended December 31, 2006 and 2005, on a consolidated basis, sanofi-aventis represented approximately 99% and 80%, respectively, of our revenue. Sanofi-aventis has the remaining option to jointly develop and commercialize up to ten (or up to two per year) of our Cell Drugs, a term we use to refer to therapeutic products derived from a patient’s own white blood cells, through 2011. To date sanofi-aventis has exercised an option for one product candidate, Uvidem. Under the collaboration agreement, sanofi-aventis has no obligation to participate in the development of additional Cell Drugs. If we are not successful in developing commercially viable product candidates, sanofi-aventis may not elect to exercise additional options. If we fail to meet further milestones in the clinical development of Uvidem, sanofi-aventis will have no further milestone obligations with respect to Uvidem. Additionally, sanofi-aventis may terminate its participation in any given development program at any time without penalty and without affecting its unexercised options for other product candidates. If sanofi-aventis does not exercise additional options, or if we are not successful in achieving additional development milestones for Uvidem, we will not receive additional payments from sanofi-aventis and our prospects, revenues and operating cash flows will be significantly and negatively affected.
Our revenues and operating results are likely to fluctuate.
Our revenues and operating results have fluctuated in the past, and our revenues and operating results are likely to continue to do so in the future. This is due to the non-recurring nature of these revenues, which are derived principally from payments made under the collaboration agreement with sanofi-aventis and from government grants and contracts. We expect that our only sources of revenues until commercialization of our first immunotherapy product will be:
•	any payments from sanofi-aventis and any other current or future collaborative partners;

•	any government and European Union grants and contracts; and

•	investment income.
These revenues have varied considerably from one period to another and may continue to do so because they depend on the terms of the particular agreement or grant, or the performance of the particular investment. In addition, termination of any of these arrangements would have a significant impact on our prospects, revenues and results of operations. As a result, we believe that revenues in any period may not be a reliable indicator of our future performance. Deviations in our results of operations from those expected by securities analysts or investors also could have a material adverse effect on the market price of our common stock.
Our history of operating losses and our expectation of continuing losses may hurt our ability to reach profitability or continue operations.
We have experienced significant operating losses since our inception. Our cumulative net loss was $178.5 million as of December 31, 2006. It is likely that we will continue to incur substantial net operating losses for the foreseeable future, which may adversely affect our ability to continue operations. We have not generated revenues from the commercialization of any product. All of our revenues to date have consisted of contract research and development revenues, license and milestone payments, research grants, certain asset divestitures and interest income. Substantially all of our revenues for the foreseeable future are expected to result from similar sources. To achieve profitable operations, we, alone or with collaborators, must successfully identify, develop, register and market proprietary products. We do not expect to generate revenues from the commercialization of any product until the end of 2007 at the earliest, assuming that one or more regulatory agencies approve Junovan’s commercialization, which may not occur when expected or at all. We may not be able to generate sufficient product revenue to become profitable. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or yearly basis.
If we lose our key scientific and management personnel or are unable to attract and retain qualified personnel, it could delay or hurt our research and product development efforts.
We are dependent on the principal members of our scientific and management staff, including Dr. Jean-Loup Romet-Lemonne, Chief Executive Officer, Dr. Bonnie Mills, Vice President, Clinical Operations and General Manager, U.S., and Mr. Hervé Duchesne de Lamotte, Acting Principal Financial and Accounting Officer and General Manager and Vice President Finance, Europe. We have previously entered into employment contracts with the aforementioned scientific and management staff, which we believe provide them incentives to remain as employees with us, although there can be no assurance they will do so. We currently do not have a Chief Financial Officer and Mr. Hervé Duchesne de Lamotte is serving as our principal financial and accounting officer on an interim basis until we hire a Chief Financial Officer. We are currently engaged in a search for a new Chief Financial Officer. We do not maintain key person life insurance on the life of any employee. Our ability to develop immunotherapeutic products and vaccines and achieve our other business objectives also depends in part on the continued service of our key scientific and management personnel and our ability to identify, hire and retain additional qualified personnel. We do not have employment agreements with our non-management scientific personnel. There is intense competition for qualified personnel in chemistry, biochemistry, molecular biology, immunology and other areas of our proposed activities, and we may not be able to continue to attract and retain such personnel necessary for the development of our business. Because of the intense competition for qualified personnel among technology-based businesses, particularly in the Southern California area, we may not be successful in adding technical personnel as needed to meet the staffing requirements of additional collaborative relationships. Our failure to attract and retain key personnel could delay or be significantly detrimental to our product development programs and could cause our stock price to decline.
Unexpected or undesirable side effects or other characteristics of our products and technology may delay or otherwise hurt the development of our drug candidates, or may expose us to significant liability that could cause us to incur significant costs.
Certain immunotherapy products may produce serious side effects. Many antibody-based therapies have shown toxicity in clinical trials. If our immunotherapy product candidates prove to be ineffective, or if they result in unacceptable side effects, we will not be able to successfully commercialize them and our prospects will be significantly and adversely affected. In addition, there may be side effects in our current or future clinical trials that may be discovered only after long-term exposure, even though our safety tests may indicate favorable results. We may also encounter technological challenges relating to these technologies and applications in our research and development programs that we may not be able to resolve. Any such unexpected side effects or technological challenges may delay or otherwise adversely affect the development, regulatory approval or commercialization of our drug candidates.
Our business will expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. While we currently have product liability insurance for our clinical trials, we cannot be sure that we will be able to maintain such insurance on acceptable terms or obtain acceptable insurance as we progress through product development and commercialization, or that our insurance will provide adequate coverage against potential liabilities, either in human clinical trials or following commercialization of any products we may develop.
Adverse publicity regarding the safety or side effects of the technology approach or products of others could negatively impact us and cause the price of our common stock to decline.
Despite any favorable safety tests that may be completed with respect to our product candidates, adverse publicity regarding immunotherapeutic products or other products being developed or marketed by others could negatively affect us. If other researchers’ studies raise or substantiate concerns over the safety or side effects of our technology approach or product development efforts generally, our reputation and public support for our clinical trials or products could be harmed, which would adversely impact our business and could cause the price of our common stock to decline.
Our treatment approach may not prove effective.
Our immunotherapeutic treatment approach is largely untested. To date, only a limited number of immunotherapeutic antibody-based and vaccine-based products designed to fight cancer have been approved for commercialization, and for only a few specific types of cancer. The basis for most immunotherapeutic treatment approaches being developed for the treatment of cancer is the discovery that cancer cells express more of certain proteins, known as antigens, on their surfaces, which may allow them to be distinguished from normal cells. Immunotherapy is designed either to manipulate the body’s immune cells to target antigens and destroy the cancer cells that over express them or to activate the body’s immune system generally. However, immunotherapy has failed in the past for a number of reasons, including:
•	the targeted antigens are not sufficiently different from those normal cells to cause an immune reaction;

•	the tumor cells do not express the targeted antigen or other target structures at all or in sufficient quantities to be recognized by immune system cells, such as T cells or macrophages;

•	the immune response stimulated by the immunotherapeutic agent is not strong enough to destroy all of the cancer cells; or

•	cancer cells may, through various biochemical mechanisms, escape an immune response.
Our strategy involves identifying multiple epitopes in order to create our vaccines. Unless we identify the correct epitopes and combine them in the correct manner to stimulate desired immune responses, we may never develop a vaccine that is safe or effective in any of the indications that we are pursuing.
If we cannot enter into and maintain strategic collaborations on acceptable terms in the future, we may not be able to develop products in markets where it would be too costly or complex to do so on our own.
     We will need to enter into and maintain collaborative arrangements with pharmaceutical and biotechnology companies or other strategic partners both for development and for commercialization of potential products in markets where it would be too costly or complex to do so on our own. Currently, our most significant collaboration is with sanofi-aventis. If we are not able to maintain our existing strategic collaborations and enter into new collaborations on acceptable terms, we may be forced to abandon development and commercialization of some product candidates and our business will be harmed.
If our collaboration or license arrangements are unsuccessful, our revenues and product development may be limited.
Collaborations and license arrangements generally pose the following risks:
•	collaborations and licensee arrangements may be terminated, in which case we will experience increased operating expenses and capital requirements if we elect to pursue further development of the product candidate;

•	collaborators and licensees may delay clinical trials and prolong clinical development, under-fund a clinical trial program, stop a clinical trial or abandon a product candidate;

•	expected revenue might not be generated because milestones may not be achieved and product candidates may not be developed;

•	collaborators and licensees could independently develop, or develop with third parties, products that could compete with our future products;

•	the terms of our contracts with current or future collaborators and licensees may not be favorable to us in the future;

•	a collaborator or licensee with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product; and

•	disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or result in significant and costly litigation or arbitration.

We may not be able to license technology necessary to develop products.
We may be required to enter into licenses or other collaborations with third parties in order to access technology that is necessary to successfully develop certain of our products. We may not successfully negotiate acceptable licenses or other collaborative arrangements that will allow us to access such technologies. If we cannot obtain and maintain license rights on acceptable terms to access necessary technologies, we may be prevented from developing some product candidates. In addition, any technologies accessed through such licenses or other collaborations may not help us achieve our product development goals.
Our supplies of certain materials necessary to our business may be limited and key raw materials of desired quantity and quality may be difficult to obtain.
We have entered into several arrangements for the supply of various materials, chemical compounds, antibodies and antigens that are necessary to manufacture our product candidates.
Currently we have contracts with third-party suppliers for the manufacture of the active ingredient (MTP-PE), excipients and final product for Junovan. We also have an agreement with another supplier for performing the key tests necessary for the release of Junovan. We have not identified other vendors that might provide these products and services should the ability of our current contractors to manufacture and test MTP-PE and/or Junovan be impaired. Delays or impairment of our ability to continue manufacturing or testing could be caused by physical damage or impairment of our supplier facilities, departure of key staff, failure to renew manufacturing agreements with them or other unforeseen circumstances. Such impairment could significantly impact our ability to commercialize Junovan should we receive regulatory approval to do so. Even if we were able to identify potential alternative suppliers, it would take a significant amount of time and resources to initiate and validate all of the required processes and activities to bring the new supplier on-line, resulting in interruptions in the availability of Junovan.
We also rely on external suppliers for the production of melanoma cell-line lysates which are used in the manufacturing of Uvidem. We believe that we currently possess enough lysates for our short-term needs. However, in order to initiate further clinical trials of Uvidem, we will require a supply of lysates that conforms to good manufacturing practices, or GMP. We have an agreement with a third party supplier aimed at manufacturing GMP compliant lysates. Should the ability of this contractor to manufacture lysates be impaired, we would experience significant delays in the Uvidem development program. Even if we were able to identify potential alternative suppliers, it would take a significant amount of time and resources to initiate and validate all of the required processes and activities to bring the new supplier on-line, resulting in interruptions in the availability of lysates.
We also rely on external suppliers for the production of IL-13, which is used in the manufacturing of our Dendritophage product candidates. We believe that we currently possess enough IL-13 for our short- to medium-term needs. However, once our Dendritophage product candidates enter into Phase III clinical trials, we will require a supply of IL-13 that conforms to GMP. In 2003, we entered into an IL-13 Development and Manufacturing Agreement with Biotecnol aimed at developing a GMP compliant IL-13 manufacturing process. Under the agreement, Biotecnol has agreed to complete development of GMP IL-13 according to a program of GMP manufacturing, control, testing and release, as defined with advice from sanofi-aventis, and we have agreed to provide financial support payable upon the occurrence of certain milestone events and based on the decisions of the parties to continue development. Once development of the IL-13 production process is completed, Biotecnol will oversee the ongoing management of the outsourcing of manufacturing and release of the finished product for a renewable five-year period beginning with the release of the first finished product batch. Either party may terminate the IL-13 Development and Manufacturing Agreement on the basis of a recommendation from a joint management committee if certain program specifications and targets are not met and/or before manufacturing of the first product batch is initiated. We are also entitled to terminate the IL-13 Development and Manufacturing Agreement at any time during the manufacturing period if the finished product stability does not reach two years. Biotecnol is entitled to terminate the process performance at any time by providing 18 months’ prior notice. In addition, either Biotecnol or we may terminate the agreement with immediate effect upon written notice on or at any time after the occurrence of certain events, such as breach of contract or liquidation. There are no assurances that Biotecnol will successfully manufacture GMP IL-13, or that it will be able to produce sufficient quantities of GMP IL-13 if it is successful. Without a sufficient supply of GMP IL-13, we would not be able to conduct Phase III clinical trials of our Dendritophage product candidates.
We have one sole source supplier for a component of our EP-2101 non-small cell lung cancer vaccine. This material is not supplied under a long-term contract but we have not had difficulties obtaining the material in a timely manner in the past. The supplier also provides the same material to other customers and we do not believe we are at risk of losing this supplier. We have several other suppliers that are currently our sole sources for the materials they supply, though we believe alternate suppliers could be developed in a reasonable period of time.

Supply of any of these products could be limited, interrupted or restricted in certain geographic regions. In such a case, we may not be able to obtain from other manufacturers alternative materials, chemical compounds, components, antibodies or antigens of acceptable quality, in commercial quantities and at an acceptable cost. If our key suppliers or manufacturers fail to perform, or if the supply of products or materials is limited or interrupted, we may not be able to produce or market our products on a timely and competitive basis.
If we and/or our collaborators cannot cost-effectively manufacture our immunotherapeutic product candidates in commercial quantities or for clinical trials in compliance with regulatory requirements, we and/or our collaborators may not be able to successfully commercialize the products.
We have not commercialized any products, and we do not have the experience, resources or facilities to manufacture therapeutic vaccines and other products on a commercial scale. We will not be able to commercialize any products and earn product revenues unless our collaborators or we demonstrate the ability to manufacture commercial quantities in accordance with regulatory requirements. Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the GMP requirements of the respective regulatory agencies. In complying with GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements.
We are currently dependent on third parties for the production and testing of our lead product candidate, Junovan and Junovan components. We may not be able to enter into future subcontracting agreements for the commercial supply of Junovan or certain of our other products, or to do so on terms that are acceptable to us. If we are unable to enter into acceptable subcontracting agreements, we will not be able to successfully commercialize Junovan or any of our other products. In addition, reliance on third-party manufacturers poses additional risks which we would not face if we produced our products ourselves, including:
•	non-compliance by these third parties with regulatory and quality control standards;

•	breach by these third parties of their agreements with us; and

•	termination or non-renewal of these agreements for reasons beyond our control.
If products manufactured by third-party suppliers fail to comply with regulatory standards, sanctions could be imposed on us. These sanctions could include fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. If we change manufacturers for Junovan, we will be required to undergo revalidation of the manufacturing process and procedures in accordance with GMP. This revalidation could be costly and time-consuming and require the attention of our key personnel. If revalidation is not successful, we may be forced to look for an alternative supplier, which could delay the marketing of Junovan or increase our manufacturing costs. We will also need to demonstrate through preclinical studies that Junovan as produced by the new manufacturers is comparable to the materials used in the Phase III clinical trial. New clinical studies may also be required if comparability cannot be fully demonstrated by preclinical studies.
We prepare our Cell Drugs, including Bexidem and our Dendritophages, in our own facilities for purposes of our research and development programs, preclinical testing and clinical trials. We currently have one clinical scale facility for Cell Drug manufacturing in Paris, France and a second one in Irvine, California that produce investigational drugs for a limited number of patients in our clinical trials. We expect to construct commercial scale manufacturing plants in Europe and the United States in the future, but we may not be able to successfully carry out such construction. As a result, we may not be able to manufacture our Cell Drugs on acceptable economic terms or on a sufficient scale for our needs.
We cannot be sure that we can manufacture, either on our own or through contracts with outside parties, our immunotherapeutic product candidates at a cost or in quantities that are commercially viable.
We are subject to extensive and uncertain government regulation and we may not be able to obtain necessary regulatory approvals.
To date, none of our potential products have been approved for marketing by any regulatory agencies. We cannot be sure that we will receive the regulatory approvals necessary to commercialize any of our potential products. Our product candidates will be subject to extensive governmental regulation, and the applicable regulatory requirements are uncertain and subject to change. The FDA and the

EMEA maintain rigorous requirements for, among other things, the research and development, preclinical testing and clinical trials, manufacture, safety, efficacy, record keeping, labeling, marketing, sale and distribution of therapeutic products. Failure to meet ongoing regulatory requirements or obtain and maintain regulatory approval of our products could harm our business. In particular, the United States is the world’s largest pharmaceutical market. Without FDA approval, we would be unable to access the U.S. market. In addition, noncompliance with initial or continuing requirements can result in, among other things:
•	fines and penalties;

•	injunctions;

•	seizure of products;

•	total or partial suspension of product marketing;

•	failure of a regulatory agency to grant marketing authorization;

•	withdrawal of marketing approvals; and

•	criminal prosecution.
The regulatory process for new drug products, including the required preclinical studies and clinical testing, is lengthy, uncertain and expensive. We will be required to submit extensive product characterization, manufacturing and control, and preclinical and clinical data and supportive information for each indication in order to establish the potential product’s safety and effectiveness. The approval process may result in long-term commitments for post-marketing studies.
To market any drug products outside of the United States and the European Union, we and our collaborators will also be subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval for biologics or other drug products. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA or EMEA approval. The foreign regulatory approval processes usually include all of the risks associated with obtaining FDA or EMEA approval, and approval by the FDA does not ensure approval by the health authorities of any other country, nor does the approval by the EMEA or the foreign health authorities ensure approval by the FDA. Even if we obtain commercial regulatory approvals, the approvals may significantly limit the indicated uses for which we may market our products
Even if we obtain regulatory approval for our products, we may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products.
If others or we identify adverse side effects after any of our products are on the market, or if manufacturing problems occur:
•	regulatory approval may be withdrawn;

•	reformulation of our products, additional clinical trials, changes in labeling of our products or changes to or re-certifications of our manufacturing facilities may be required;

•	sales of the affected products may drop significantly;

•	our reputation in the marketplace may suffer; and

•	lawsuits, including costly and lengthy class action suits, may be brought against us.
Any of the above occurrences could halt or reduce sales of the affected products or could increase the costs and expenses of commercializing and marketing these products, which would materially and adversely affect our business, operations, financial results and prospects.

We may not be able to commercialize products under development by us if those products infringe claims in existing patents or patents that have not yet issued, and this would materially harm our ability to operate.
As is typical in the biotechnology industry, our commercial success will depend in part on our ability to avoid infringing patents issued to others and/or to avoid breaching the technology licenses upon which we might base our products. There may be patents issued to others that contain claims that may cover certain aspects of our technologies or those of our collaborators, including cancer vaccine epitopes and peptide vaccines. If we are required to obtain a license under one or more of these patents to practice certain aspects of our immunotherapy technologies in Europe and in the United States, such a license may not be available on commercially reasonable terms, if at all. If we fail to obtain a license on acceptable terms to any technology that we need in order to develop or commercialize our products, or to develop an alternative product or technology that does not infringe on the patent rights of others, we would be prevented from commercializing our products and our business and prospects would be harmed.
Our failure to obtain issued patents and, consequently, to protect our proprietary technology, could hurt our competitive position.
Our success depends in part on our ability to obtain and enforce claims in our patents directed to our products, technologies and processes, both in the United States and in other countries. Although we have issued patents and have filed various patent applications, our patent position is highly uncertain and involves complex legal and factual questions. Legal standards relating to patentability, validity and scope of patent claims in epitope identification, immunotherapy and other aspects of our technology field are still evolving. Patents issued, or which may be issued, to us may not be sufficiently broad to protect our immunotherapy technologies and processes, and patents may not issue from any of our patent applications. For example, even though our patent portfolio includes patent applications with claims directed to peptide epitopes and methods of utilizing sequence motifs to identify peptide epitopes and also includes patent applications with claims directed to vaccines derived from blood monocytes, we cannot assure you of the breadth of claims that will be allowed or that may issue in future patents. Other risks and uncertainties that we will face with respect to our patents and patent applications include the following:
•	the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

•	the allowed claims of any patents that issue may not provide meaningful protection;

•	we may be unable to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us may not provide a competitive advantage;

•	other companies may challenge patents licensed or issued to us;

•	disputes may arise regarding inventions and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of our intellectual property and our respective licensors or collaborators; and

•	other companies may design around the technologies patented by us.
If we are unable to compete effectively in the highly competitive biotechnology industry, our business will fail.
The market for cancer therapeutics is characterized by rapidly evolving technology, an emphasis on proprietary products and intense competition. Many entities, including pharmaceutical and biotechnology companies, academic institutions and other research organizations, are actively engaged in the discovery, research and development of immunotherapy and other products for the treatment of cancer. Should any of our product candidates be approved for marketing and launched, they would compete against a range of established therapies.
Our vaccines under development address a range of cancer markets. The competition in these markets is formidable. Our potential products would also compete with a range of novel therapies either under development or recently introduced onto the market, including monoclonal antibodies, cancer vaccines and cell therapy, gene therapy, angiogenesis inhibitors and signal transduction inhibitors. The strongest competition is likely to come from other immunotherapies (such as monoclonal antibodies) and, to a lesser extent, from chemotherapeutic agents and hormonal therapy.

An important factor in competition may be the timing of market introduction of our vaccines and competitive products. Accordingly, the relative speed with which we can develop vaccines, complete the clinical trials and approval processes and supply commercial quantities of the vaccines to the market is expected to be an important competitive factor. We expect that competition among products approved for sale will be based, among other things, on product effectiveness, safety, reliability, availability, price and patent position. We cannot predict whether our products will compare favorably with competitive products in any one or more of these categories.
Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical development, obtaining regulatory approvals and marketing than we have, and we may not be able to compete effectively against them. Large pharmaceutical companies in particular, such as Bristol-Myers Squibb, Roche, Novartis and AstraZeneca, have substantially more extensive experience in clinical testing and in obtaining regulatory approvals than us. Smaller or early-stage companies, most importantly those in the immunotherapy field such as Dendreon, may also prove to be significant competitors. These companies may become even stronger competitors through collaborative arrangements with large companies. All of these companies may compete with us to acquire rights to promising antibodies, antigens and other complementary technologies.
Litigation regarding intellectual property rights owned or used by us may be costly and time-consuming.
Litigation may be necessary to enforce the claims in any patents issued to us or to defend against any claims of infringement of patents owned by third parties that are asserted against us. In addition, we may have to participate in one or more interference proceedings declared by the United States Patent and Trademark Office or other foreign patent governing authorities, which could result in substantial costs to determine the priority of inventions.
If we become involved in litigation or interference proceedings, we may incur substantial expense, and the proceedings may divert the attention of our technical and management personnel, even if we ultimately prevail. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, prohibit us from marketing our products or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates.
The enforcement, defense and prosecution of intellectual property rights, including the United States Patent and Trademark Office’s and related foreign patent offices’ interference proceedings, and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:
•	assert against others or defend ourselves against claims of infringement;

•	enforce patents owned by, or licensed to us from another party;

•	protect our trade secrets or know-how; or

•	determine the enforceability, scope and validity of our proprietary rights or those of others.
If we are unable to protect our trade secrets, we may be unable to protect from competitors our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.
Our competitive position will depend in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. To protect our trade secrets, we rely primarily on confidentiality agreements with our collaborative partners, employees and consultants. Nevertheless, our collaborative partners, employees and consultants may breach these agreements and we may be unable to enforce these agreements. In addition, other companies may develop similar or alternative technologies, methods or products or duplicate our technologies, methods, vaccines or immunotherapy products that are not protected by our patents or otherwise obtain and use information that we regard as proprietary, and we may not have adequate remedies in such event. Any material leak of our confidential information into the public domain or to third parties could harm our competitive position.

The U.S. government will fund some of our programs and, therefore, the U.S. government may have rights to certain of our technology and could require us to grant licenses of our inventions to third parties.
We expect to fund certain of our research and development related to our cancer programs pursuant to grants and contracts from the U.S. government. As a result of these grants and contracts, the U.S. government has certain rights in the inventions, including a non-inclusive, non-transferable, irrevocable license to practice the invention throughout the world. Our failure to disclose, file, prosecute patent applications or elect to retain title to such inventions may result in conveyance of title to the United States. In addition, the U.S. government may require us to grant to a third party an exclusive license to any inventions resulting from the grant if the U.S. government determines that we have not taken adequate steps to commercialize inventions, or for public health or safety needs.
Successful commercialization of our future products will depend on our ability to gain acceptance by the medical community.
If we succeed in receiving regulatory approval and launching our product candidates based on our immunotherapeutic technology, it will take time to gain acceptance in the medical community, including health care providers, patients and third-party payers. The degree of market acceptance will depend on several factors, including:
•	the extent to which our therapeutic product candidates are demonstrated to be safe and effective in clinical trials;

•	convenience and ease of administration;

•	the success of sales, marketing and public relations efforts;

•	the availability of alternative treatments;

•	competitive pricing;

•	the reimbursement policies of governments and other third parties; and

•	garnering support from well-respected external advocates.
If our products are not accepted by the market or only receive limited market acceptance, our business and prospects will be adversely affected.
We may experience difficulties managing our growth, which could adversely affect our results of operations.
It is expected that we will grow in certain areas of our operations as we develop and, assuming receipt of the necessary regulatory approvals, market our products. In particular, we will need to expand our sales and marketing capabilities to support our plans to market Junovan. We will therefore need to recruit personnel, particularly sales and marketing personnel, and expand our capabilities, which may strain our managerial, operational, financial and other resources. To compete effectively and manage our growth, we must:
•	train, manage, motivate and retain a growing employee base, particularly given our operations in both California and France;

•	accurately forecast demand for, and revenues from, our product candidates, particularly Junovan; and

•	expand existing operational, financial and management information systems to support our development and planned commercialization activities and the multiple locations of our offices.
Our failure to manage these challenges effectively could harm our business.
Our use of hazardous materials could expose us to significant costs.
Our research and development processes involve the controlled storage, use and disposal of hazardous materials, chemicals and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed our resources. Compliance with environmental laws and regulations in the future may entail significant costs and our ability to conduct research and development activities may be harmed by current or future environmental laws or regulations. We carry certain liability insurance for contamination or injury resulting from the use of hazardous materials.
Examples of hazardous materials we use in our business include flammable liquids and solids, chromium-51, a radioactive material, carcinogens and reproductive toxins such as chloroform and formaldehyde and biological products and waste such as blood products from clinical samples. Personal injury resulting from the use of hazardous materials is covered up to the limit of our workers’ compensation insurance. Contamination clean-up resulting from an accident involving hazardous materials would be covered to the limit of our property insurance, with certain exclusions. Our liability for personal injury or hazardous waste clean up and remediation may not be covered by these insurance policies or the costs may exceed policy limits.
Our financial results may be adversely affected by fluctuations in foreign currency exchange rates.
We will be exposed to currency exchange risk with respect to the U.S. dollar in relation to the euro, because a significant portion of our operating expenses will be incurred in euros. This exposure may increase if we expand our operations in Europe. We have not entered into any hedging arrangements to protect our business against currency fluctuations. We will monitor changes in our exposure to exchange rate risk that result from changes in our situation. If we do not enter into effective hedging arrangements in the future, our results of operations and prospects could be materially and adversely affected by fluctuations in foreign currency exchange rates.
Risks Related to our Common Stock
The volatility of the price of our common stock may adversely affect stockholders.
The market prices for securities of biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are not necessarily related to the operating performance of such companies. From August 16, 2005, when we began trading on the Nasdaq Global Market under our new trading symbol “IDMI” through December 31, 2006, the closing stock price of our common stock ranged from $2.25 to $6.99 and has been and will continue to be influenced by general market and industry conditions. In addition, the following factors may have a significant effect on the market price of our common stock:
•	the development and regulatory status of our product candidates, particularly Junovan;

•	whether we are able to secure additional financing on favorable terms, or at all;

•	announcements of technological innovations or new commercial immunotherapeutic products by us or others;

•	governmental regulation that affects the biotechnology and pharmaceutical industries in general or us in particular;

•	developments in patent or other proprietary rights by us;

•	receipt of funding by us under collaboration and license agreements and government grants;

•	developments in, or termination of, our relationships with our collaborators and licensees; • public concern as to the clinical results and/or the safety of drugs developed by us or others; and

•	announcements related to the sale of our common stock or other securities.
Changes in our financial performance from period to period also may have a significant impact on the market price of our common stock.

Our principal stockholders, executive officers and directors own a significant percentage of shares of our common stock and, as a result, the trading price for shares of our common stock may be depressed. These stockholders may make decisions that may be adverse to your interests.
Our executive officers and directors (excluding, with respect to Dr. Deleage, the shares owned by Alta BioPharma Partners, L.P., IDM Chase Partners (Alta Bio), LLC and Alta Embarcadero BioPharma Partners, LLC), in the aggregate, beneficially own approximately 3.1% of the shares of our common stock as of December 31, 2006. Moreover, Medarex and sanofi-aventis own approximately 19.6% and approximately 14.8%, respectively, of the total shares of our common stock outstanding as of December 31, 2006. As a result, sanofi-aventis, Medarex and our other principal stockholders, executive officers and directors, should they decide to act together, have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors, distribution of dividends, changes to our bylaws and other important decisions, such as future equity issuances. To our knowledge, sanofi-aventis and Medarex have not entered into any voting agreements or formed a group as defined under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act.
This significant concentration of share ownership in a limited number of investors may adversely affect the trading price of our common stock because investors often perceive such a concentration as a disadvantage. It could also have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other transactions that could be otherwise favorable to you.
Future sales of shares of our common stock may cause the market price of your shares to decline.
The sale of a large number of shares of our common stock, including through the exercise of outstanding warrants and stock options or the perception that such sales could occur, could adversely affect the market price of our common stock.
USE OF PROCEEDS
     We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The proceeds from the sale of the common stock offered pursuant to this prospectus, including shares of our common stock issued upon exercise of the warrants, are solely for the accounts of the selling stockholders.
     The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants, as well as the reasonable fees and expenses of one counsel to the selling stockholders, not to exceed $15,000.
     A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise for cash of the warrants, the selling stockholders will pay us the exercise price of the warrants. The cash exercise price of the warrants is $3.243 per share. The warrants are also exercisable on a cashless basis. We will not receive any cash payment from the selling stockholders upon any exercise of the warrants on a cashless basis.
SELLING STOCKHOLDERS
     We are registering for resale shares of our common stock that have been sold to the selling stockholders identified below or that may be issued upon exercise of the warrants that have been issued to the selling stockholders identified below. Pursuant to a unit purchase agreement dated as of February 20, 2007 between us and the selling stockholders, referred to as the Purchase Agreement, we issued and sold, for an aggregate purchase price of $12,896,142.40:
•	an aggregate of 4,566,995 shares of our common stock; and

•	warrants to purchase an aggregate of 782,568 shares of our common stock at an exercise price of $3.243 per share, which warrants became exercisable on the date of issuance and expire five years from the date of issuance.
     Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares of common stock issued to the selling stockholders and the shares of common stock issuable upon exercise of the warrants issued to the selling stockholders under the Purchase Agreement.

     Under the Purchase Agreement, we agreed to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission, or SEC, to register the disposition of the shares of our common stock that were issued to the selling stockholders and the shares of common stock issuable upon exercise of the warrants issued to the selling stockholders under the Purchase Agreement and to use our best efforts to keep the registration effective until the earliest of the following: (i) such time as all of such shares have been sold as contemplated by the registration statement, (ii) the second anniversary of the date the registration statement is first declared effective, or (iii) the date all of such shares may be sold under Rule 144 during any 90 day period. Under the Purchase Agreement, the selling stockholders agreed not to sell or otherwise dispose of any shares issued to the selling stockholders under the Purchase Agreement during the period beginning February 20, 2007 and ending May 21, 2007. Under the Purchase Agreement, if the registration is not declared effective by May 21, 2007 or is not maintained so that it is available for resales by selling stockholders for the period described in the preceding sentence, we may incur various penalties equal to up to approximately $1.6 million on an annual basis under certain conditions set forth in the Purchase Agreement. Under the Purchase Agreement, we also granted the purchasers a right of first refusal for certain future equity offerings we may undertake for six months following the effective date of this registration statement.
     The warrants held by the selling stockholders are exercisable at any time in whole or in part and expire on February 20, 2012, which may be extended for each day that we are required to pay a penalty under the Purchase Agreement for failure to have this registration statement declared effective or maintained effective, but in no beyond August 20, 2012. Pursuant to the terms of the warrants, if certain changes occur to our capitalization, such as a stock split or stock dividend of the common stock, then the exercise price and number of shares issuable upon exercise of the warrants will be adjusted appropriately. In addition, pursuant to the terms of the warrants, if we issue additional shares of our common stock in certain non-exempt transactions for a price less than the exercise price per share under the warrants, then the exercise price will be adjusted downward based on a broad-based weighted average formula provided in the warrants, but in no event will the exercise price be less than $2.82 per share. The warrants contain a provision limiting the number of shares of common stock that may be acquired upon the exercise of such warrants such that the total number of shares of our common stock beneficially owned by the holder of the warrant, together with such holder’s affiliates, does not exceed 19.99% of the total number of shares of our common stock outstanding. This restriction may not be waived by us or the holder of the warrant.
     We are registering the above-referenced shares of our common stock to permit each of the selling stockholders and their donees, pledgees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell or otherwise dispose of the shares, or the interests therein, in the manner contemplated under the “Plan of Distribution.”
     The table below presents information regarding the selling stockholders and the shares of our common stock that they may offer and sell from time to time under this prospectus. The shares of common stock covered, as to their resale, under this prospectus include shares of common stock sold under the Purchase Agreement and shares of common stock that are issuable upon exercise of warrants issued to the selling stockholders. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates.
     The information in the following table for the selling stockholders is based upon information provided by each selling stockholder, or in Schedules 13G and other public documents filed with the SEC. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus, and assumes the exercise of all the warrants for common stock held by the selling stockholders. In addition, the table assumes that the selling stockholders sell all of such shares. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales. We do not know how long the selling stockholders will hold the shares before selling them. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. The applicable percentages of ownership are based upon (1) an aggregate of 13,388,729 shares of our common stock issued and outstanding as of February 16, 2007 and (2) the 5,349,563 shares of our common stock offered herein. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act.

			Shares
	Number of Shares	Number of	Beneficially
	Beneficially	Shares	Owned After
	Owned Prior to	Being	Offering
Selling Stockholders	Offering(1)	Offered	Number	Percent
Alta BioPharma Partners, L.P.(2)	494,225	257,845	236,380	1.3%
IDM Chase Partners (Alta Bio), LLC(3)	282,249	147,254	134,995	*
Alta Embarcadero BioPharma Partners, LLC(4)	18,627	9,718	8,909	*
Alta BioPharma Partners III, L.P.(5)	759,878	759,878	0	*
Alta BioPharma Partners III GmbH & Co. Beteiligungs KG(6)	51,032	51,032	0	*
Alta Embarcadero BioPharma Partners III, LLC(7)	18,276	18,726	0	*
Palo Alto Healthcare Master Fund, L.P.(8)	1,817,406	1,813,256	4,150	*
Micro Cap Partners, L.P.(9)	1,359,942	1,359,942	0	*
Palo Alto Fund II, L.P.(10)	295,181	295,181	0	*
Palo Alto Healthcare Fund II, L.P.(11)	221,736	221,386	350	*
Vivo Ventures Fund V, L.P.(12)	373,207	373,207	0	*
Vivo Ventures V Affiliates Fund, L.P.(13)	4,379	4,379	0	*
BioAsia Crossover Fund, L.P.(14)	37,759	37,759	0	*

*	Less than 1%.

(1)	“Prior to the Offering” means (1) as of February 16, 2007 and (2) including the shares of common stock issued to the selling stockholders and the shares of common stock issuable to the selling stockholders upon exercise of the warrants in connection with the Purchase Agreement. “Prior to the Offering” also means prior to the offering by the selling stockholders of the shares registered under this prospectus for resale.

(2)	Jean Deleage, Ph.D., who currently serves on our board of directors, serves as a Managing Director of Alta BiopPharma Management, LLC, which is the general partner of Alta BioPharma Partners, L.P. Dr. Deleage, Guy Nohra, Garrett Gruener, Daniel Janney and Alix Marduel, M.D. are Managing Directors of Alta BioPharma Management, LLC and share voting and investment power with respect to the shares held by Alta BioPharma Partners, L.P. Each of Drs. Deleage and Marduel and Messrs. Nohra, Gruener and Janney disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. Alta BioPharma Partners, L.P. has indicated that it is affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsoever in connection with the sales by Alta BioPharma Partners, L.P. of the shares offered hereby.

(3)	Jean Deleage, Ph.D., who currently serves on our board of directors, serves as a Member of Alta/Chase BioPharma Management, LLC, which is the general partner of IDM Chase Partners (Alta Bio), LLC. Dr. Deleage, Guy Nohra, Garrett Gruener, Daniel Janney and Alix Marduel, M.D. are Members of Alta/Chase BioPharma Management, LLC and share voting and investment power with respect to the shares held by IDM Chase Partners (Alta Bio), LLC. Each of Drs. Deleage and Marduel and Messrs. Nohra, Gruener and Janney disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. IDM Chase Partners (Alta Bio), LLC has indicated that it is affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsoever in connection with the sales by IDM Chase Partners (Alta Bio), LLC of the shares offered hereby.

(4)	Jean Deleage, Ph.D., who currently serves on our board of directors, serves as a Member of Alta Embarcadero BioPharma Partners, LLC. Dr. Deleage and Garrett Gruener are Members of Alta Embarcadero BioPharma Partners, LLC and share voting and investment power with respect to the shares held by Alta Embarcadero BioPharma Partners, LLC. Each of Dr. Deleage and Mr. Gruener disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. Alta Embarcadero BioPharma Partners, LLC has indicated that it is affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsoever in connection with the sales by Alta Embarcadero BioPharma Partners, LLC of the shares offered hereby.

(5)	Jean Deleage, Ph.D., who currently serves on our board of directors, serves as a Director of Alta BioPharma Management III, LLC, which is the general partner of Alta BioPharma Partners III, L.P. Dr. Deleage, Alix Marduel, M.D., Farah Champsi, Edward Penhoet, Ph.D. and Edward Hurwitz are Directors of Alta BioPharma Management III, LLC and share voting and investment power with respect to the shares held by Alta BioPharma Partners III, L.P. Each of Drs. Deleage, Marduel and

Penhoet, Ms. Champsi and Mr. Hurwitz disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. Alta BioPharma Partners III, L.P. has indicated that it is affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsoever in connection with the sales by Alta BioPharma Partners III, L.P. of the shares offered hereby.

(6)	Jean Deleage, Ph.D., who currently serves on our board of directors, serves as a Director of Alta BioPharma Management III, LLC, which is the general partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG. Dr. Deleage, Alix Marduel, M.D., Farah Champsi, Edward Penhoet, Ph.D. and Edward Hurwitz are Directors of Alta BioPharma Management III, LLC and share voting and investment power with respect to the shares held by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG. Each of Drs. Deleage, Marduel and Penhoet, Ms. Champsi and Mr. Hurwitz disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG has indicated that it is affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsoever in connection with the sales by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG of the shares offered hereby.

(7)	Jean Deleage, Ph.D., who currently serves on our board of directors, serves as a Manager of Alta Embarcadero BioPharma Partners III, LLC. Dr. Deleage, Alix Marduel, M.D., Farah Champsi, Edward Penhoet, Ph.D. and Edward Hurwitz are Managers of Alta Embarcadero BioPharma Partners III, LLC and share voting and investment power with respect to the shares held by Alta Embarcadero BioPharma Partners III, LLC. Each of Drs. Deleage, Marduel and Penhoet, Ms. Champsi and Mr. Hurwitz disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. Alta Embarcadero BioPharma Partners III, LLC has indicated that it is affiliated with one or more NASD members. However, such NASD members will receive no compensation whatsoever in connection with the sales by Alta Embarcadero BioPharma Partners III, LLC of the shares offered hereby.

(8)	The share amounts reflect a transfer of 90,000 shares of common stock and warrants to purchase 15,422 shares of common stock from Palo Alto Healthcare Master Fund, L.P. to Micro Cap Partners, L.P. on February 21, 2007. William L. Edwards is the President and A. Joon Yun, M.D. is a Partner and Portfolio Manager of Palo Alto Investors, LLC, which is the investment advisor of Palo Alto Healthcare Master Fund, L.P., and Mr. Edwards and Dr. Yun share voting and investment power with respect to the shares held by Palo Alto Healthcare Master Fund, L.P. Each of Mr. Edwards and Dr. Yun disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(9)	The share amounts reflect a transfer of 90,000 shares of common stock and warrants to purchase 15,422 shares of common stock from Palo Alto Healthcare Master Fund, L.P. to Micro Cap Partners, L.P. on February 21, 2007. William L. Edwards is the President of Palo Alto Investors, LLC, which is the investment advisor of Micro Cap Partners, L.P., and has voting and investment power with respect to the shares held by Micro Cap Partners, L.P. Mr. Edwards disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(10)	William L. Edwards is the President of Palo Alto Investors, LLC, which is the investment advisor of Palo Alto Fund II, L.P., and has voting and investment power with respect to the shares held by Palo Alto Fund II, L.P. Mr. Edwards disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(11)	William L. Edwards is the President and A. Joon Yun, M.D. is a Partner and Portfolio Manager of Palo Alto Investors, LLC, which is the investment advisor of Palo Alto Healthcare Fund II, L.P., and Mr. Edwards and Dr. Yun share voting and investment power with respect to the shares held by Palo Alto Healthcare Fund II, L.P. Each of Mr. Edwards and Dr. Yun disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12)	Frank Kung, Ph.D., Edgar Engleman, M.D. and Albert Cha, M.D. are Managing Members of Vivo Ventures V, LLC and share voting and investment power with respect to the shares held by Vivo Ventures Fund V, L.P.

(13)	Frank Kung, Ph.D., Edgar Engleman, M.D. and Albert Cha, M.D. are Managing Members of Vivo Ventures V, LLC and share voting and investment power with respect to the shares held by Vivo Ventures V Affiliates Fund, L.P.

(14)	Frank Kung, Ph.D., Edgar Engleman, M.D. and Albert Cha, M.D. are Managing Members of BioAsia Investments IV, LLC and share voting and investment power with respect to the shares held by BioAsia Crossover Fund, L.P.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock on behalf of the selling stockholders. We will pay all costs, expenses and fees in connection with this registration, including the reasonable fees and expenses of one counsel to the selling stockholders, not to exceed $15,000, except that the selling stockholders will pay underwriting discounts and selling commissions, if any, and any expenses of counsel to the selling stockholders in excess of the amount that we have agreed to pay. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. When we refer to selling stockholders in this prospectus, that term includes and their donees, pledgees, transferees or other successors-in-interest selling shares of common stock under this prospectus which were received from the selling stockholders.
     The selling stockholders may sell their shares at various times in one or more of the following transactions:
•	on The NASDAQ Global Market (or any other exchange on which the shares may be listed);

•	in the over-the-counter market;

•	in negotiated transactions other than on the over-the-counter market;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers and in transactions where the broker or dealer acts as principal and resells shares for its own account under this prospectus;

•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded put or call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options;

•	in one or more underwritten offerings on a firm commitment or best efforts basis;

•	in a combination of any of the above transactions; or

•	in any other method permitted pursuant to applicable law.
     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell shares directly or may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares. This compensation may be in excess of customary commissions.
     The selling stockholders may also sell all or a portion of their shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, or pursuant to other available exceptions from the registration requirements of the Securities Act. The selling stockholders may also transfer the shares by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares.
     From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.
     A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the shares of common stock or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     The selling stockholders and other persons participating in the sale or distribution of the shares may be subject to Regulation M under the Exchange Act, which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until such person’s participation in the distribution is completed. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the securities.
     We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, if applicable.
     Each selling stockholder who is an affiliate of a broker-dealer has represented and warranted to us that it acquired the shares subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such shares such selling stockholder had no agreements, plans or understandings, directly or indirectly, with any person to distribute any such securities. As such, they are not underwriters within the meaning of Section 2(11) of the Securities Act. We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.
     We have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act.
     In order to comply with certain state securities laws, if applicable, these shares of common stock will not be sold in a particular state unless they have been registered or qualified for sale in that state or any exemption from registration or qualification is available and complied with.

     We have agreed with each selling stockholder to use our best efforts to keep the registration statement of which this prospectus constitutes a part effective with respect to such selling stockholder’s shares of our common stock until the earliest of the following: (i) such time as all of such shares have been sold as contemplated by the registration statement, (ii) the second anniversary of the date the registration statement is first declared effective, or (iii) the date all of such shares may be sold under Rule 144 during any 90 day period. Under the Purchase Agreement, the selling stockholders agreed not to sell or otherwise dispose of any shares issued to the selling stockholders under the Purchase Agreement during the period beginning February 20, 2007 and ending May 21, 2007.
LEGAL MATTERS
     Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon for us by Cooley Godward Kronish LLP.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and for the year then ended, and Ernst & Young Audit, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2004 and for the two years in the period ended December 31, 2004, included in our Annual Report on Form 10-K for the year ended December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance upon the reports of Ernst & Young LLP and Ernst & Young Audit, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at the SEC’s other public reference facilities. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.
     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information that this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet website.
INFORMATION INCORPORATED BY REFERENCE
     We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete and you should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.
     We incorporate by reference the documents listed below and any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date we filed the initial registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering:
•	Annual report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 31, 2006;

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006;

•	Quarterly report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 14, 2006;

•	Quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 14, 2006;

•	Current report on Form 8-K filed with the SEC on January 6, 2006;

•	Current report on Form 8-K filed with the SEC on January 27, 2006;

•	Current report on Form 8-K filed with the SEC on February 1, 2006;

•	Current report on Form 8-K filed with the SEC on March 1, 2006;

•	Current report on Form 8-K filed with the SEC on May 12, 2006;

•	Current report on Form 8-K filed with the SEC on August 15, 2006;

•	Current report on Form 8-K filed with the SEC on September 19, 2006;

•	Current report on Form 8-K filed with the SEC on October 26, 2006;

•	Current report on Form 8-K filed with the SEC on November 7, 2006;

•	Current report on Form 8-K filed with the SEC on December 21, 2006;

•	Current report on Form 8-K filed with the SEC on December 26, 2006;

•	Current report on Form 8-K filed with the SEC on January 8, 2007;

•	Current report on Form 8-K filed with the SEC on January 25, 2007;

•	Current report on Form 8-K filed with the SEC on February 21, 2007; and

•	The description of our common stock contained in our registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act.
     You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:
IDM Pharma, Inc.
9 Parker, Suite 100
Irvine, CA 92618
Attn: Investor Relations
(949) 470-4751
     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plan, project, continuing, ongoing, expect, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.
     Because the factors discussed in this prospectus or incorporated by reference and even factors of which we are not yet aware, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of IDM Pharma, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “RISK FACTORS,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. These and other risks are detailed in our reports filed from time to time under the Securities Act and/or the Exchange Act. You are encouraged to read these filings as they are made.
     Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other expenses of issuance and distribution.
     The expenses (excluding the placement agent fees) in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Amount to
Be Paid
SEC registration statement filing fee	$490
Legal fees and expenses	$150,000
Accounting fees and expenses	$75,000
Miscellaneous	$500
Total	$225,990
Item 15. Indemnification of officers and directors.
     The registrant’s amended and restated certificate of incorporation, as amended, provides that (a) the liability of the directors of the registrant for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and (b) the registrant is authorized to provide indemnification of its directors, officers, employees and other agents for breach of duty to the registrant and its stockholders through a bylaw provision, agreements with its agents, and/or through stockholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 145 of the Delaware General Corporation Law, or the DGCL, subject to the limitations on such excess indemnification set forth in Section 102 of the DGCL. Pursuant to Section 102 of the DGCL, a director’s liability is not eliminated (1) for a breach of the director’s duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated bylaws provide that the registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL and shall have the power to indemnify its other officers, employees and other agents as set forth in the DGCL. Under Section 145 of the Delaware General Corporation Law, or the DGCL, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are (or are threatened to be) made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ or officers’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.
     The registrant has entered or plans to enter into indemnity agreements with each of its directors and executive officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceedings, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
     At present, there is no pending litigation or proceeding involving a director or executive officer of the registrant as to which indemnification is being sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification by any executive officer or director.

     The registrant has an insurance policy covering the executive officers and directors of the registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.
Item 16. Exhibits.
(a)	Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on December 2, 1991. (1)

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 2, 1998. (2)

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on November 12, 1998. (3)

3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 1, 1999. (4)

3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on September 23, 1999. (5)

3.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 17, 2004. (6)

3.7	Certificate of Amendment, filed on August 15, 2005. (7)

3.8	Certificate of Ownership and Merger, filed on August 15, 2005. (7)

3.9	Amended and Restated Bylaws of the Registrant. (8)

4.1	Reference is made to Exhibits 3.1 through 3.9.

4.2	Specimen certificate of the Common stock. (9)

5.1	Opinion of Cooley Godward Kronish LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.

23.3	Consent of Independent Auditors.

24.1	Power of Attorney. Reference is made to page II-5 of this registration statement.

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1 and amendments there to (File No. 33-43356).

(2)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 1998, filed on August 14, 1998.

(3)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998.

(4)	Incorporated by reference to the registrant’s definitive proxy statement filed on July 28, 1999.

(5)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q, for the quarterly period ended September 30, 1999, filed on November 15, 1999.

(6)	Incorporated by reference to the registrant’s registration statement on Form S-8 (File No. 333-117116), filed on July 2, 2004.

(7)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on July 7, 2005.

(8)	Incorporated by reference to the registrant’s annual report on Form 10-K, for the fiscal year ended December 31, 2001, filed on March 29, 2002.

(9)	Incorporated by reference to the registrant’s registration statement on Form S-8 (File No. 333-128178), filed on September 8, 2005.
Item 17. Undertakings.
A. The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:
     (i) If the Registrant is relying on Rule 430B:
     (a) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
     (ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses field in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on March 21, 2007.

IDM Pharma, Inc.
By:	/s/ Jean-Loup Romet-Lemonne
Chief Executive Officer and Director
(Principal Executive Officer)
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jean-Loup Romet-Lemonne, M.D., and Hervé Duchesne de Lamotte, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jean-Loup Romet-Lemonne Jean-Loup Romet-Lemonne, M.D.	Chief Executive Officer and Director (Principal Executive Officer)	March 21, 2007

/s/ Hervé Duchesne de Lamotte Hervé Duchesne de Lamotte	Acting Principal Financial and Accounting Officer (Principal Financial and Accounting Officer)	March 21, 2007

/s/ Robert Beck Robert Beck, M.D.	Director	March 21, 2007

/s/ Jean Deleage Jean Deleage, Ph.D.	Director	March 21, 2007

/s/ Donald Drakeman Donald Drakeman, Ph.D.	Director	March 21, 2007

/s/ Sylvie Grégoire Sylvie Grégoire, Pharm.D.	Director	March 21, 2007

/s/ Michael G. Grey Michael G. Grey	Director	March 21, 2007

/s/ John P. McKearn John P. McKearn, Ph.D.	Director	March 21, 2007

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on December 2, 1991. (1)

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 2, 1998. (2)

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on November 12, 1998. (3)

3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on July 1, 1999. (4)

3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on September 23, 1999. (5)

3.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 17, 2004. (6)

3.7	Certificate of Amendment, filed on August 15, 2005. (7)

3.8	Certificate of Ownership and Merger, filed on August 15, 2005. (7)

3.9	Amended and Restated Bylaws of the Registrant. (8)

4.1	Reference is made to Exhibits 3.1 through 3.9.

4.2	Specimen certificate of the Common stock. (9)

5.1	Opinion of Cooley Godward Kronish LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.

23.3	Consent of Independent Auditors.

24.1	Power of Attorney. Reference is made to page II-5 of this registration statement.

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1 and amendments thereto (File No. 33-43356).

(2)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 1998, filed on August 14, 1998.

(3)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q for the quarterly period ended September 30, 1998, filed on November 16, 1998.

(4)	Incorporated by reference to the registrant’s definitive proxy statement filed on July 28, 1999.

(5)	Incorporated by reference to the registrant’s quarterly report on Form 10-Q, for the quarterly period ended September 30, 1999, filed on November 15, 1999.

(6)	Incorporated by reference to the registrant’s registration statement on Form S-8 (File No. 333-117116), filed on July 2, 2004.

(7)	Incorporated by reference to Exhibit 4.1 to the registrant’s current report on Form 8-K filed on July 7, 2005.

(8)	Incorporated by reference to the registrant’s annual report on Form 10-K, for the fiscal year ended December 31, 2001, filed on March 29, 2002.

(9)	Incorporated by reference to the registrant’s registration statement on Form S-8 (File No. 333-128178), filed on September 8, 2005.